UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

(Name of Issuer)

Texas Pacific Land Trust

(Title of Class of Securities)

Sub-share Certificates

(CUSIP Number)

882610108

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

March 6, 2020

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,748,755

8. Shared Voting Power

9. Sole Dispositive Power
1,748,755

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,748,755
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
22.5
14. Type of Reporting Person
IA

This Amendment No. 8 to the Schedule 13D (this "Amendment No. 8") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 7 filed on February 21, 2020 (the "Schedule 13D 7" and, together with this Amendment No. 8, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 8 is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company, a wholly owned subsidiary of Horizon Kinetics LLC.

This Amendment No. 8 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

On March 6, 2020, certain of the Reporting Persons entered into an amendment (the "Second Amendment") to the Settlement Agreement pursuant to which the Decision Period (as defined in the Settlement Agreement) was extended through March 20, 2020.

The foregoing description of the Amendment is qualified by the full text of such agreement, which is attached hereto as Exhibit 7 and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 8 are calculated based upon the 7,756,156 Shares outstanding as of January 31, 2020, as reported in TPL's Quarterly Report on Form 10-K for the quarterly period ended December 31, 2019, filed by TPL with the SEC on February 27, 2020.

As a result of the Cooperation Agreement, Horizon, the SoftVest Reporting Persons and Tessler Reporting Persons may be deemed to have formed a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Shares reported in this Schedule 13D do not include security interests owned by SoftVest Reporting Persons and Tessler Reporting Persons who have filed a separate Schedule 13D.  Horizon assumes no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 23,362 Shares of TPL held personally by senior portfolio managers of Horizon and their families.  The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	1/9/2020	Buy	336	813.35
Horizon Kinetics Asset Management LLC	1/9/2020	Sale	873	819.02
Horizon Kinetics Asset Management LLC	1/10/2020	Buy	256	808.52
Horizon Kinetics Asset Management LLC	1/10/2020	Sale	403	804.40
Horizon Kinetics Asset Management LLC	1/13/2020	Buy	251	804.62
Horizon Kinetics Asset Management LLC	1/13/2020	Sale	387	801.31
Horizon Kinetics Asset Management LLC	1/14/2020	Buy	317	799.24
Horizon Kinetics Asset Management LLC	1/14/2020	Sale	409	799.70
Horizon Kinetics Asset Management LLC	1/15/2020	Buy	300	795.92
Horizon Kinetics Asset Management LLC	1/15/2020	Sale	708	798.91
Horizon Kinetics Asset Management LLC	1/16/2020	Buy	238	794.90
Horizon Kinetics Asset Management LLC	1/16/2020	Sale	548	792.26
Horizon Kinetics Asset Management LLC	1/17/2020	Buy	259	792.86
Horizon Kinetics Asset Management LLC	1/17/2020	Sale	550	792.87
Horizon Kinetics Asset Management LLC	1/21/2020	Buy	229	781.94
Horizon Kinetics Asset Management LLC	1/21/2020	Sale	5,477	791.79
Horizon Kinetics Asset Management LLC	1/22/2020	Buy	242	766.80

Horizon Kinetics Asset Management LLC	1/22/2020	Sale	449	770.73
Horizon Kinetics Asset Management LLC	1/23/2020	Buy	308	757.54
Horizon Kinetics Asset Management LLC	1/23/2020	Sale	470	756.44
Horizon Kinetics Asset Management LLC	1/24/2020	Buy	244	751.31
Horizon Kinetics Asset Management LLC	1/24/2020	Sale	440	745.74
Horizon Kinetics Asset Management LLC	1/27/2020	Buy	235	735.13
Horizon Kinetics Asset Management LLC	1/27/2020	Sale	658	740.46
Horizon Kinetics Asset Management LLC	1/28/2020	Buy	229	745.55
Horizon Kinetics Asset Management LLC	1/28/2020	Sale	818	744.47
Horizon Kinetics Asset Management LLC	1/29/2020	Buy	303	742.00
Horizon Kinetics Asset Management LLC	1/29/2020	Sale	510	744.24
Horizon Kinetics Asset Management LLC	1/30/2020	Buy	283	726.50
Horizon Kinetics Asset Management LLC	1/30/2020	Sale	488	729.62
Horizon Kinetics Asset Management LLC	1/31/2020	Buy	234	755.71
Horizon Kinetics Asset Management LLC	1/31/2020	Sale	800	742.37
Horizon Kinetics Asset Management LLC	2/3/2020	Buy	329	750.00
Horizon Kinetics Asset Management LLC	2/3/2020	Sale	739	750.17

Horizon Kinetics Asset Management LLC	2/4/2020	Buy	229	780.04
Horizon Kinetics Asset Management LLC	2/4/2020	Sale	836	773.53
Horizon Kinetics Asset Management LLC	2/5/2020	Buy	229	801.07
Horizon Kinetics Asset Management LLC	2/5/2020	Sale	686	799.73
Horizon Kinetics Asset Management LLC	2/6/2020	Buy	52	804.12
Horizon Kinetics Asset Management LLC	2/6/2020	Sale	244	802.59
Horizon Kinetics Asset Management LLC	2/7/2020	Buy	124	802.10
Horizon Kinetics Asset Management LLC	2/7/2020	Sale	650	799.81
Horizon Kinetics Asset Management LLC	2/10/2020	Buy	161	777.46
Horizon Kinetics Asset Management LLC	2/10/2020	Sale	283	785.79
Horizon Kinetics Asset Management LLC	2/11/2020	Buy	127	782.32
Horizon Kinetics Asset Management LLC	2/11/2020	Sale	182	784.49
Horizon Kinetics Asset Management LLC	2/12/2020	Buy	123	787.75
Horizon Kinetics Asset Management LLC	2/12/2020	Sale	790	786.81
Horizon Kinetics Asset Management LLC	2/13/2020	Buy	134	783.50
Horizon Kinetics Asset Management LLC	2/13/2020	Sale	483	781.12
Horizon Kinetics Asset Management LLC	2/14/2020	Buy	137	770.07
Horizon Kinetics Asset Management LLC	2/14/2020	Sale	827	770.58

Horizon Kinetics Asset Management LLC	2/18/2020	Buy	58	767.62
Horizon Kinetics Asset Management LLC	2/18/2020	Sale	221	759.33
Horizon Kinetics Asset Management LLC	2/19/2020	Buy	117	772.70
Horizon Kinetics Asset Management LLC	2/19/2020	Sale	493	770.49
Horizon Kinetics Asset Management LLC	2/20/2020	Buy	52	775.17
Horizon Kinetics Asset Management LLC	2/20/2020	Sale	354	775.16
Horizon Kinetics Asset Management LLC	2/21/2020	Buy	53	775.98
Horizon Kinetics Asset Management LLC	2/21/2020	Sale	150	771.44
Horizon Kinetics Asset Management LLC	2/24/2020	Buy	68	754.04
Horizon Kinetics Asset Management LLC	2/24/2020	Sale	374	754.63
Horizon Kinetics Asset Management LLC	2/25/2020	Buy	114	758.94
Horizon Kinetics Asset Management LLC	2/25/2020	Sale	202	747.89
Horizon Kinetics Asset Management LLC	2/26/2020	Buy	133	710.79
Horizon Kinetics Asset Management LLC	2/26/2020	Sale	403	721.46
Horizon Kinetics Asset Management LLC	2/27/2020	Buy	128	678.20
Horizon Kinetics Asset Management LLC	2/27/2020	Sale	330	686.88
Horizon Kinetics Asset Management LLC	2/28/2020	Buy	153	695.28

Horizon Kinetics Asset Management LLC	2/28/2020	Sale	362	681.04
Horizon Kinetics Asset Management LLC	3/2/2020	Buy	488	690.90
Horizon Kinetics Asset Management LLC	3/2/2020	Sale	539	691.16
Horizon Kinetics Asset Management LLC	3/3/2020	Buy	162	671.08
Horizon Kinetics Asset Management LLC	3/3/2020	Sale	194	671.59
Horizon Kinetics Asset Management LLC	3/4/2020	Buy	242	673.22
Horizon Kinetics Asset Management LLC	3/4/2020	Sale	287	674.66
Horizon Kinetics Asset Management LLC	3/5/2020	Buy	264	655.81
Horizon Kinetics Asset Management LLC	3/5/2020	Sale	361	654.86
Horizon Kinetics Asset Management LLC	3/6/2020	Buy	281	622.09
Horizon Kinetics Asset Management LLC	3/6/2020	Sale	289	621.81

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 8 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
7.	Second Amendment to Settlement Agreement dated March 6, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2020

/s/ Jay Kesslen

Jay Kesslen

General Counsel

Horizon Kinetics LLC

Horizon Kinetics Asset Management LLC

Exhibit 7

Second Amendment to Settlement Agreement

This Second Amendment to Settlement Agreement, dated March 6, 2020 (this "Amendment"), is by and among Eric L. Oliver, SoftVest, L.P., SoftVest Advisors, LLC, Murray Stahl, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC (f/k/a Horizon Asset Management LLC), Allan R. Tessler, ART-FGT Family Partners Limited, and Tessler Family Limited Partnership (collectively, the "Investor Group"), on the one hand, and Texas Pacific Land Trust (the "Trust"), John R. Norris III and David E. Barry, on the other hand (each, a "Party" and collectively, the "Parties").

RECITALS

WHEREAS, the Parties previously entered into that certain Settlement Agreement, dated July 30, 2019 (the "Settlement Agreement");

WHEREAS, the Conversion Exploration Committee of the Trust recommended a plan of conversion on January 20, 2020;

WHEREAS, the Parties entered into that certain First Amendment to Settlement Agreement, dated February 20, 2020; and

WHEREAS, the Parties desire hereby to amend the Settlement Agreement in the manner set forth herein.

 NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. The last sentence of Item 5 of the Settlement Agreement is hereby amended and restated in its entirety as follows:

"Notwithstanding anything to the contrary in this Agreement, the Decision Period shall extend through March 20, 2020."

2. This Amendment modifies the Settlement Agreement only to the extent set forth herein.  Except as specifically amended by this Amendment, the Settlement Agreement shall remain in full force and effect in accordance with its terms and is hereby ratified and confirmed.

3. The construction and interpretation of this Amendment shall be exclusively governed by the laws of the State of Texas, without giving effect to its conflict of law rules.

4. This Amendment may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the Parties hereto and delivered to each of the other Parties hereto. Delivery of an executed counterpart of this Amendment by facsimile or electronic mail in portable document format (pdf) shall be equally as effective as delivery of an original executed counterpart of this Amendment.

5. This Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors, parents, affiliates, subsidiaries, officers, trustees, directors, partners, employees, and permitted assigns.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the Parties hereto has executed this Amendment or caused the same to be executed by its duly authorized representative as of the date first above written.

TEXAS PACIFIC LAND TRUST

By:	/s/ David E. Barry
Name: David E. Barry
Title: Trustee

By:	/s/ John R. Norris, III
Name: John R. Norris, III
Title: Trustee

IN WITNESS WHEREOF, each of the Parties hereto has executed this Amendment or caused to the same to be executed by its duly authorized representative as of the date first above written.

THE INVESTOR GROUP
HORIZON KINETICS LLC
By:	/s/ Jay Kesslen
Name: Jay Kesslen
Title: General Counsel

SOFTVEST ADVISORS, LLC
By:	/s/ Eric L. Oliver
Name: Eric L. Oliver
Title: President

ART-FGT FAMILY PARTNERS LIMITED By: TESSLER FMC LLC, its general partner
By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

TESSLER FAMILY LIMITED PARTNERSHIP By: APRES VOUS LLC, its general partner
By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager